SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

NEURO-HITECH, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

641244108
(CUSIP Number)

June 11, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641244108	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Heller Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,257,582 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,257,582 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,582 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.239%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 641244108	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald I. Heller (IRA)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,630,530 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,630,530 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,530 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.495%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 641244108	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald I. Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,888,112 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,888,112 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,112 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.734%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 641244108	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Neuro-Hitech, Inc. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

One Penn Plaza, Suite 1503, New York, New York 10019

Item 2(a).	Name of Persons Filing:

Heller Capital Investments, LLC (“HCI”)

Ronald I. Heller (IRA) (“Heller IRA”)

Ronald I. Heller (“Mr. Heller”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has an address of 700 East Palisade Avenue, Englewood Cliffs, New Jersey 07632.

Item 2(c).	Citizenship:

Each of HCI and Heller IRA is a limited liability company organized in the State of New Jersey. Mr. Heller is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

641244108

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. 641244108	13G	Page 6 of 9 Pages

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

HCI beneficially owns 1,257,582 shares of common stock, over which it has sole voting and dispositive power. This amount includes 96,094 shares of common stock issuable upon exercise of warrants held by HCI which are currently exercisable.

Heller IRA beneficially owns 1,630,530 shares of common stock, over which it has sole voting and dispositive power. This amount includes 236,947 shares of common stock issuable upon exercise of warrants held by Heller IRA which are currently exercisable.

Mr. Heller does not directly own any shares of common stock of the Issuer. As the managing member of HCI, Mr. Heller has sole voting and dispositive power over the 1,257,582 shares of common stock owned by HCI. As the beneficiary of the Heller IRA, Mr. Heller has voting and dispositive power over the 1,630,530 shares of common stock owned by Heller IRA. Accordingly, Mr. Heller is deemed to beneficially own 2,888,112 shares of common stock of the Issuer. This amount includes 333,041 shares of common stock issuable upon exercise of warrants held by HCI and Heller IRA which are currently exercisable.

(b)	Percent of Class:

HCI directly owns 1,257,582 shares of common stock of the Issuer. Accordingly, HCI is deemed to beneficially own 4.239% of the outstanding shares of common stock of the Issuer.

Heller IRA directly owns 1,630,530 shares of common stock of the Issuer. Accordingly, Heller IRA is deemed to beneficially own 5.495% of the shares of outstanding common stock of the Issuer.

Mr. Heller does not directly own any shares of common stock of the Issuer. As the managing member of HCI, Mr. Heller has sole and voting and dispositive power of the 1,257,582 shares of common stock owned by HCI. As the beneficiary of the Heller IRA, he has voting and dispositive power over the 1,630,530 shares of common stock owned by Heller IRA. Accordingly, Mr. Heller is deemed to beneficially own 2,888,112 shares of common stock, representing 9.734% of the outstanding shares of common stock of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HCI has the sole power to vote or to direct the vote of 1,257,582 shares of common stock of the Issuer.

CUSIP No. 641244108	13G	Page 7 of 9 Pages

Heller IRA has the sole power to vote or to direct the vote of 1,630,530 shares of common stock of the Issuer.

Mr. Heller has the sole power to vote or to direct the vote of 2,888,112 shares of common stock of the Issuer.

(ii)	Shared power to vote or to direct the vote:

HCI has the shared power to vote or to direct the vote of 0 shares of common stock of the Issuer.

Heller IRA has the shared power to vote or to direct the vote of 0 shares of common stock of the Issuer.

Mr. Heller has the shared power to vote or to direct the vote of 0 shares of common stock of the Issuer.

(iii)	Sole power to dispose or to direct the disposition of:

HCI has the sole power to dispose or to direct the disposition of 1,257,582 shares of common stock of the Issuer.

Heller IRA has the sole power to dispose or to direct the disposition of 1,630,530 shares of common stock of the Issuer.

Mr. Heller has the sole power to dispose or to direct the disposition of 2,888,112 shares of common stock of the Issuer.

(iv)	Shared power to dispose or to direct the disposition of:

HCI has the shared power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.

Heller IRA has the shared power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.

Mr. Heller has the shared power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.

Item5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 641244108	13G	Page 8 of 9 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 641244108	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

/s/ Ronald I. Heller
Ronald I. Heller

HELLER CAPITAL INVESTMENTS, LLC

By:	/s/ Ronald I. Heller
Ronald I. Heller, Managing Member

RONALD I. HELLER (IRA)

By:	/s/ Ronald I. Heller
Ronald I. Heller